SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Vertel Corporation
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    592490710
                    ----------------------------------------
                                 (CUSIP Number)

                               Dr. Mervin Sakowitz
                      c/o Long Island Pulmonary Associates
                                 1 Fulton Avenue
                            Hempstead, New York 11550
                            Telephone: (516) 486-2300
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Christopher C. Paci, Esq.
                             David A. Sakowitz, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                November 15, 1999
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

CUSIP No.  592490710 (Common)
           ---------

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

            Dr. Mervin Sakowitz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)      X
                     -----------------------------------------------------------

               (b)
                     -----------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|  Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization     U.S.
                                               ---------------------------------

Number           (7)  Sole Voting Power         392,157 shares of common stock
of Shares                               ----------------------------------------
Beneficially     (8)  Shared Voting Power       1,969,094 shares of common stock
Owned                                     --------------------------------------
by Each          (9)  Sole Dispositive Power    392,157 shares of common stock
Reporting                                    -----------------------------------
Person           (10) Shared Dispositive Power  1,969,094 shares of common stock
With                                            --------------------------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
           2,361,251 shares of common stock
         -----------------------------------------------------------------------

(12) |_| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   8.3%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                     ---------------------------
         -----------------------------------------------------------------------

CUSIP No.  592490710 (Common)
           ---------

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

            Dr. Nera Sakowitz
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)      X
                     -----------------------------------------------------------

               (b)
                     -----------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|  Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization     U.S.
                                               ---------------------------------

Number           (7)  Sole Voting Power         165,206 shares of common stock
of Shares                               ----------------------------------------
Beneficially     (8)  Shared Voting Power       1,969,094 shares of common stock
Owned                                     --------------------------------------
by Each          (9)  Sole Dispositive Power    165,206 shares of common stock
Reporting                                    -----------------------------------
Person           (10) Shared Dispositive Power  1,969,094 shares of common stock
With                                            --------------------------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
           2,134,300 shares of common stock
         -----------------------------------------------------------------------

(12) |_| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   7.5%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                     ---------------------------
         -----------------------------------------------------------------------

CUSIP No.  592490710 (Common)
           ---------

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

            Sara Sakowitz (minor child)
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)      X
                     -----------------------------------------------------------

               (b)
                     -----------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|  Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization     U.S.
                                               ---------------------------------

Number           (7)  Sole Voting Power         0 shares of common stock
of Shares                               ----------------------------------------
Beneficially     (8)  Shared Voting Power       0 shares of common stock
Owned                                     --------------------------------------
by Each          (9)  Sole Dispositive Power    0 shares of common stock
Reporting                                    -----------------------------------
Person           (10) Shared Dispositive Power  0 shares of common stock
With                                            --------------------------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
           0 shares of common stock
         -----------------------------------------------------------------------

(12) |X| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         Excludes 259,958 shares of common stock that are held in the name of
         -----------------------------------------------------------------------
         Sara Sakowitz. Beneficial ownership of these shares is shared by her
         -----------------------------------------------------------------------
         parents, Dr. Mervin Sakowitz and Dr. Nera Sakowitz.
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   0.0%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                     ---------------------------
         -----------------------------------------------------------------------

CUSIP No.  592490710 (Common)
           ---------

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

           Julia Sakowitz (minor child)
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)      X
                     -----------------------------------------------------------

               (b)
                     -----------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|  Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization     U.S.
                                               ---------------------------------

Number           (7)  Sole Voting Power         0 shares of common stock
of Shares                               ----------------------------------------
Beneficially     (8)  Shared Voting Power       0 shares of common stock
Owned                                     --------------------------------------
by Each          (9)  Sole Dispositive Power    0 shares of common stock
Reporting                                    -----------------------------------
Person           (10) Shared Dispositive Power  0 shares of common stock
With                                            --------------------------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
           0 shares of common stock
         -----------------------------------------------------------------------

(12) |X| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         Excludes 254,561 shares of common stock that are held in the name of
         -----------------------------------------------------------------------
         Julia Sakowitz. Beneficial ownership of these shares is shared by her
         -----------------------------------------------------------------------
         parents, Dr. Mervin Sakowitz and Dr. Nera Sakowitz.
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   0.0%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                     ---------------------------
         -----------------------------------------------------------------------

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Vertel Corporation, a California corporation (the "Company"), as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the Common Stock. The address of the principal executive offices of the Company is 21300 Victory Boulevard, Suite 700, Woodland Hills, California 91367.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed by a group of individuals (the "Group") consisting of: Dr. Mervin Sakowitz; Dr. Nera Sakowitz, his spouse; and their minor children, Sara Sakowitz and Julia Sakowitz.

         (b) The address of the Group and of each of its members is: c/o Long Island Pulmonary Associates, P.C., 1 Fulton Avenue, Hempstead, New York 11550.

         (c) Dr. Mervin Sakowitz and Dr. Nera Sakowitz are both medical doctors who conduct their practice at the address listed in (b) above. Sara Sakowitz and Julia Sakowitz are minor children.

         (d) During the last five years, no member of the Group has been convicted in a criminal proceeding.

         (e) During the last five years, no member of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such member was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each member of the Group is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Between June 6, 1996 and March 15, 2001, the Group purchased an aggregate of 2,526,457 shares of Common Stock at prices ranging from $1.125 to $43.50 per share for an aggregate purchase price of approximately $22,900,000. The source of such funds was the personal savings of the Group members.

Item 4.  Purpose of Transaction.
         ----------------------

         The Group has, at this time, acquired its shares of Common Stock for the purpose of investment. The Group is evaluating, and expects to continue to evaluate, its perception of the investment potential of the Common Stock, and depending upon various factors including the results of such evaluations, the Group may in the future take such actions with respect to such holdings in the Company as it deems appropriate in light of the circumstances that exist from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired by the Group.

         Except as set forth in this Schedule 13D, the Group has no plans or proposals which relate to or would result in:

         (i)    the acquisition or disposition of any securities of the Company;

         (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

         (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (v) a material change in the present capitalization or dividend policy of the Company;

         (vi) any other material change in the Company's business or corporate structure;

         (vii) a change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (viii) the delisting of any class of the Company's securities from a national securities exchange or the cessation of authorization to be quoted in an inter-dealer quotation system of a registered national securities association;

         (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (x)    any action similar to that specified in this Item 4.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of March 19, 2001, the Group was the beneficial owner of 2,526,457 shares of Common Stock. Based upon 28,321,482 shares of Common Stock outstanding, the

Group owns 8.9% of the Company's outstanding shares. Such shares are held in the names of the respective Group members as follows:

         Dr. Mervin Sakowitz (individually and through an Individual Retirement Account): 392,157 shares

         Dr. Nera Sakowitz (Individual Retirement Account): 165,206 shares

         Dr. Mervin Sakowitz and Dr. Nera Sakowitz (jointly): 1,454,575 shares

         Sara Sakowitz (minor child): 259,958 shares

         Julia Sakowitz (minor child): 254,561 shares

         (b) Dr. Mervin Sakowitz has sole power to vote and to dispose of 392,157 shares as well as shared power to vote and to dispose of an aggregate of 1,969,094 shares (1,454,575 shares which are held jointly by him and his spouse, Dr. Nera Sakowitz; 259,958 shares held in the name of Sara Sakowitz of which he shares beneficial ownership with his spouse; and 254,561 shares held in the name of Julia Sakowitz of which he shares beneficial ownership with his spouse).

         Dr. Nera Sakowitz has sole power to vote and to dispose of 165,206 shares as well as shared power to vote and to dispose of an aggregate of 1,969,094 shares (1,454,575 shares which are held jointly by her and her spouse, Dr. Mervin Sakowitz; 259,958 shares held in the name of Sara Sakowitz of which she shares beneficial ownership with her spouse; and 254,561 shares held in the name of Julia Sakowitz of which she shares beneficial ownership with her spouse).

         Sara Sakowitz, a minor child, holds 259,958 shares. Dr. Mervin Sakowitz and Dr. Nera Sakowitz, her parents and legal guardians, share power to vote and to dispose of such shares.

         Julia Sakowitz, a minor child, holds 254,561 shares. Dr. Mervin Sakowitz and Dr. Nera Sakowitz, her parents and legal guardians, share power to vote and to dispose of such shares.

         (c) Information with respect to all transactions by members of the Group in the Common Stock of the Company that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule I annexed hereto and incorporated herein by reference.

         (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock held by the Group.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or
         ----------------------------------------
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

         The Group members are acting as a group for the purpose of acquiring and holding the shares of Common Stock of the Company held by them. There are no other contracts, arrangements, or other understandings between the Company and the Group members relating to securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             s/ Mervin Sakowitz, M.D.
                                             -----------------------------------
                                             Dr. Mervin Sakowitz



                                             s/ Nera Sakowitz, M.D.
                                             -----------------------------------
                                             Dr. Nera Sakowitz



                                             Sara Sakowitz


                                             By: s/ Mervin Sakowitz, M.D.
                                                --------------------------------
                                                 Dr. Mervin Sakowitz, her parent
                                                 and legal guardian



                                             Julia Sakowitz


                                             By: s/ Mervin Sakowitz, M.D.
                                                --------------------------------
                                                 Dr. Mervin Sakowitz, her parent
                                                 and legal guardian



March 27, 2001

                                   SCHEDULE I

 Information With Respect to Transactions Effected in the Common Stock of the Company During the Past 60 Days or Since the Most Recent Filing on Schedule 13D

                                                           Shares          Average Price
                               Date         Broker     Purchased/(Sold)    ($ per share)
                               ----         ------     ----------------    -------------
Dr. Mervin Sakowitz           3/7/01      CyberCorp         15,600             1.97

                              3/8/01      CyberCorp          8,000             1.97

                              3/9/01      CyberCorp          1,800             1.91

                             3/12/01      CyberCorp         25,210             1.75

                             3/13/01      CyberCorp         11,957             1.75

                             3/14/01      CyberCorp         18,190             1.84

                             3/15/01      CyberCorp          5,000             1.81

Dr. Mervin Sakowitz (IRA)     2/7/01       Investec          1,000            3.0312

                              2/7/01       Investec          5,000            3.0625

                             2/23/01       Investec          5,000            2.1250

                             2/26/01       Investec          9,000            2.08850

                             2/27/01       Investec         40,600             2.03

                             2/27/01       Investec          6,000            2.09375

                             2/27/01       Investec         19,200            2.06250

                             2/28/01       Investec          5,000            1.96875

                             2/28/01       Investec          5,500            1.93470

                              3/1/01       Investec          3,300            1.9375

                              3/6/01       Investec          5,600            1.9375

Dr. Mervin Sakowitz and Dr.   2/1/01      Chase H&Q          7,000            3.2480
Nera Sakowitz (jointly)
                              2/6/01      Chase H&Q          5,400            3.1232

                              2/6/01      Chase H&Q          5,000            3.2800

                             2/20/01      Chase H&Q          5,000            2.1232

                                                           Shares          Average Price
                               Date         Broker     Purchased/(Sold)    ($ per share)
                               ----         ------     ----------------    -------------
                             2/20/01      Chase H&Q         14,100            2.1482

                             2/23/01      Chase H&Q          5,000            2.1226

                             2/23/01      Chase H&Q          5,000            2.0920

                             2/23/01      Chase H&Q          5,000            2.1226

                             2/23/01      Chase H&Q          5,000            2.0913

                             2/23/01      Chase H&Q         26,400            2.0937

                             2/23/01      Chase H&Q         14,100            2.0880

                             2/23/01      Chase H&Q          5,000            2.0625

                             2/28/01      Chase H&Q          5,000            2.0625

                             2/28/01      Chase H&Q          5,000            2.0313

                             2/28/01      Chase H&Q          5,000            2.0625

                             2/28/01      Chase H&Q          5,000            2.0313

                             2/28/01      Chase H&Q         26,400            2.0337

                              3/1/01      Chase H&Q         10,000            1.9375

                              3/2/01      Chase H&Q         15,000            1.9848

                              3/2/01      Chase H&Q          7,500            1.9063

                              3/5/01      Chase H&Q         22,500            1.9271

Sara Sakowitz                2/26/01       Investec         12,850             2.04

                             2/27/01       Investec          9,000             2.03

Julia Sakowitz               2/26/01       Investec         12,850             2.04

                             2/27/01       Investec          5,900             2.03